SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6- K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2011
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900 2900

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT
Quarter Ended September 30, 2011
Currency of Presentation and Certain Defined Terms
In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2011 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 49.05 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS
DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2011		September 30, 2011	March 31, 2011
		Unaudited
		convenience
		translation into
		U.S.$
		(See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	6	U.S.$	155	7,596	5,729
Other investments			37	1,828	33
Trade receivables, net			419	20,568	17,615
Inventories	7		379	18,592	16,059
Derivative financial instruments	5		—	—	784
Current tax assets			14	675	442
Other current assets			156	7,640	6,931

Total current assets		U.S.$	1,160	56,899	47,593

Non-current assets
Property, plant and equipment	8	U.S.$	641	31,450	29,642
Goodwill	9		45	2,200	2,180
Other intangible assets	10		263	12,915	13,066
Investment in equity accounted investees			7	330	313
Deferred income tax assets			74	3,643	1,935
Other non-current assets			7	366	276

Total non-current assets		U.S.$	1,038	50,904	47,412

Total assets		U.S.$	2,198	107,803	95,005

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	182	8,940	8,480
Derivative financial instruments			29	1,406	—
Current income tax liabilities			38	1,868	1,231
Bank overdraft	6		4	210	69
Short-term borrowings			525	25,769	18,220
Long-term borrowings, current portion	11		1	30	12
Provisions			30	1,473	1,314
Other current liabilities			241	11,838	11,689

Total current liabilities		U.S.$	1,051	51,534	41,015

Non-current liabilities
Long-term loans and borrowings, excluding current portion	11	U.S.$	108	5,294	5,271
Provisions			1	44	41
Deferred tax liabilities			42	2,063	2,022
Other liabilities			16	787	666

Total non-current liabilities		U.S.$	167	8,188	8,000

Total liabilities		U.S.$	1,218	59,722	49,015

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2011		September 30, 2011	March 31, 2011
		Unaudited
		convenience
		translation into
		U.S.$
		(See Note 2.d)
Equity
Share capital		U.S.$	17	848	846
Equity shares held by a controlled trust			—	(5)	(5)
Share premium			426	20,898	20,683
Share based payment reserve			14	672	730
Retained earnings			478	23,458	20,391
Debenture Redemption Reserve			9	441	19
Other components of equity			36	1,769	3,326
Total equity attributable to:
Equity holders of the Company		U.S.$	980	48,081	45,990

Non-controlling interests			—	—	—

Total equity		U.S.$	980	48,081	45,990

Total liabilities and equity		U.S.$	2,198	107,803	95,005

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(in millions, except share and per share data)

		Six months ended				Three months ended
		September 30,				September 30,
Particulars	Note	2011		2011	2010	2011	2010
		Unaudited
		convenience
		translation
		into U.S.$
		(See Note
		2.d)

Revenues		U.S.$	866	42,461	35,535	22,678	18,704
Cost of revenues			402	19,701	16,635	10,473	8,718

Gross profit		U.S.$	464	22,760	18,900	12,205	9,986

Selling, general and administrative expenses			285	13,972	11,188	7,217	5,708
Research and development expenses			54	2,656	2,263	1,459	1,270
Other (income)/expense, net	12		(8)	(402)	(404)	(216)	(219)

Total operating expenses, net		U.S.$	331	16,226	13,047	8,460	6,759

Results from operating activities			133	6,534	5,853	3,745	3,227
Finance income			8	386	154	199	56
Finance expense			(10)	(482)	(368)	(249)	(91)

Finance income/(expense), net	13		(2)	(96)	(214)	(50)	(35)
Share of profit of equity accounted investees, net of income tax			—	17	8	13	3

Profit before income tax			132	6,455	5,647	3,708	3,195
Income tax expense	18		(15)	(750)	(684)	(630)	(327)

Profit for the period		U.S.$	116	5,705	4,963	3,078	2,868

Attributable to:
Equity holders of the Company			116	5,705	4,963	3,078	2,868
Non-controlling interest			—	—	—	—	—

Profit for the period		U.S.$	116	5,705	4,963	3,078	2,868

Earnings per share
Basic earnings per share of 5/- each	15	U.S.$	0.69	33.68	29.36	18.16	16.95
Diluted earnings per share of 5/- each		U.S.$	0.68	33.54	29.21	18.10	16.88
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	Six months ended September 30,				Three months ended September 30,
	2011		2011	2010	2011	2010
	Unaudited
	convenience
	translation into
	U.S.$ (See Note
	2.d)

Profit for the period	U.S.$	116	5,705	4,963	3,078	2,868
Other comprehensive income
Changes in fair value of available for sale financial instruments		—	3	13	6	12
Foreign currency translation adjustments		7	335	(8)	163	(169)
Effective portion of changes in fair value of cash flow hedges, net		(52)	(2,545)	(102)	(2,552)	471
Income tax on other comprehensive income		13	650	47	608	(225)

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(32)	(1,557)	(50)	(1,775)	89

Total comprehensive income for the period attributable to the shareholders of the Company	U.S.$	85	4,148	4,913	1,303	2,957

Attributable to:
Shareholders of the Company		85	4,148	4,913	1,303	2,957
Non-controlling interest		—	—	—	—	—

Total comprehensive income for the period	U.S.$	85	4,148	4,913	1,303	2,957

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

					Foreign
				Fair	currency
			Share	value	translation	Hedging
Particulars	Share capital		premium	reserve	reserve	reserve
	Shares	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2011	169,252,732	846	20,683	31	2,921	374
Issue of equity shares on exercise of options	273,754	2	215	—	—	—
Net change in fair value of other investments, net of tax expense of 4	—	—	—	(1)	—	—
Foreign currency translation differences, net of tax benefit of 62	—	—	—	—	397	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 592	—	—	—	—	—	(1,953)
Share based payment expense	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—

Balance as of September 30, 2011	169,526,486	848	20,898	30	3,318	(1,579)

Convenience translation into U.S.$		17	426	1	68	(32)

Balance as of April 1, 2010	168,845,385	844	20,429	24	2,559	337
Issue of equity shares on exercise of options	356,190	2	223	—	—	—
Net change in fair value of other investments, net of tax benefit of 0	—	—	—	13	—	—
Foreign currency translation differences, net of tax benefit of 9	—	—	—	—	1	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 38	—	—	—	—	—	(64)
Share based payment expense	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—

Balance as of September 30, 2010	169,201,575	846	20,652	37	2,560	273

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

		Equity
		shares held
	Share based	by a		Debenture	Non-
	payment	controlled	Retained	Redemption	controlling
Particulars	reserve	trust*	earnings	Reserve	interests	Total
	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2011	730	(5)	20,391	19	—	45,990
Issue of equity shares on exercise of options	(211)	—	—	—	—	6
Net change in fair value of other investments, net of tax expense of 4	—	—	—	—	—	(1)
Foreign currency translation differences, net of tax benefit of 62	—	—	—	—	—	397
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 592	—	—	—	—	—	(1,953)
Share based payment expense	153	—	—	—	—	153
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	(2,216)	—	—	(2,216)
Debenture redemption reserve	—	—	(422)	422	—	—
Profit/(loss) for the period	—	—	5,705	—	—	5,705

Balance as of September 30, 2011	672	(5)	23,458	441	—	48,081

Convenience translation into U.S.$	14	(0)	478	9	—	980

Balance as of April 1, 2010	692	(5)	18,035	—	—	42,915
Issue of equity shares on exercise of options	(197)	—	—	—	—	28
Net change in fair value of other investments, net of tax benefit of 0	—	—	—	—	—	13
Foreign currency translation differences, net of tax benefit of 9	—	—	—	—	—	1
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 38	—	—	—	—	—	(64)
Share based payment expense	132	—	—	—	—	132
Acquisition of non-controlling interests	—	—	(524)	—	—	(524)
Dividend paid (including corporate dividend tax)	—	—	(2,219)	—	—	(2,219)
Debenture redemption reserve	—	—	—	—	—	—
Profit/(loss) for the period	—	—	4,963	—	—	4,963

Balance as of September 30, 2010	627	(5)	20,255	—	—	45,245

*	The number of equity shares held by a controlled trust as of April 1, 2010, September 30, 2010, April 1, 2011 and September 30, 2011 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in millions, except share and per share data)

	Six months ended September 30,
Particulars	2011		2011	2010
	Unaudited
	convenience
	translation into
	U.S.$(See Note
	2.d)
Cash flows from operating activities:
Profit for the period	U.S.$	116	5,705	4,963
Adjustments for:
Income tax expense		15	750	684
Profit on sale of investments		(1)	(41)	(57)
Depreciation and amortization		51	2,502	2,025
Allowance for sales returns		11	543	453
Allowance for doubtful trade receivables		1	26	100
Inventory write-downs		15	755	586
(Profit)/loss on sale of property, plant and equipment and intangible assets, net		(1)	(31)	(1)
Share of profit of equity accounted investees, net of income tax		—	(17)	(8)
Unrealized exchange (gain)/loss, net		(25)	(1,213)	(104)
Interest (income)/expense, net		9	446	(3)
Share based payment expense		3	153	132
Changes in operating assets and liabilities:
Trade receivables		(9)	(427)	(971)
Inventories		(65)	(3,178)	(2,034)
Other assets		60	2,939	204
Trade payables		(18)	(869)	31
Other liabilities and provisions		(48)	(2,374)	(1,646)
Income tax paid		(29)	(1,419)	(1,147)

Net cash from operating activities	U.S.$	87	4,250	3,207

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(73)	(3,595)	(3,945)
Proceeds from sale of property, plant and equipment		—	14	38
Purchase of investments		(144)	(7,080)	(8,480)
Proceeds from sale of investments		109	5,330	12,110
Expenditures on intangible assets		(34)	(1,689)	(19)
Interest received		—	18	109

Net cash used in investing activities	U.S.$	(143)	(7,002)	(187)

Cash flows from/ (used) in financing activities:
Interest paid		(6)	(293)	(140)
Proceeds from issuance of equity shares		—	6	28
Proceeds/(repayment) of short term loans and borrowings, net		135	6,637	1,516
Repayment of long term loans and borrowings, net		—	(3)	(1,826)
Dividend paid (including corporate dividend tax)		(45)	(2,216)	(2,219)
Acquisition of non-controlling interest		—	—	(524)

Net cash from/ (used) in financing activities	U.S.$	84	4,131	(3,165)

Net increase/(decrease) in cash and cash equivalents		28	1,379	(145)
Effect of exchange rate changes on cash and cash equivalents		7	347	(204)
Cash and cash equivalents at the beginning of the period		115	5,660	6,545

Cash and cash equivalents at the end of the period	U.S.$	151	7,386	6,196

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
1. Reporting Entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India and Cambridge, United Kingdom; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States and Tennessee, United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 23 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.
2. Basis of preparation of financial statements
a) Statement of compliance
These unaudited condensed consolidated interim financial statements as at and for the three and six months ended September 30, 2011 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on December 10, 2011.
b) Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2011 contained in the Company’s Annual Report on Form 20-F, except as noted below.
Effective as of April 1, 2011, the Company has changed its policy on valuation of inventory from the first-in first-out method to the weighted average method. Under the prior policy, the cost of all categories of inventories, except stores and spares, had been based on the first-in first-out method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, had been under the prior policy valued at cost based on a weighted average method. Effective as of April 1, 2011, the cost of all categories of inventory is based on a weighted average cost method. Using the weighted average method will produce more accurate, reasonable and relevant information on the amounts of inventory reported in the statement of the financial position and, in turn, more accurate cost of revenue in the income statement. The effect of this change in the methodology of valuation of inventory is immaterial and, accordingly, no further disclosures have been made in these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
c) Functional and presentation currency
The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.
In respect of subsidiaries and associates whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the period.
Resulting translation adjustments are included in foreign currency translation reserve. All financial information presented in Indian rupees has been rounded to the nearest million.
d) Convenience translation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of September 30, 2011 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2011 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = 49.05. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited and not subject to our auditor’s review procedures.
e) Use of estimates and judgments
The preparation of unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2011.
f) Recent accounting pronouncements
Standards issued but not yet effective and not early adopted by the Company
•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Company’s unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
f) Recent accounting pronouncements (continued)
•	In May 2011, the IASB issued new standards and amendments on consolidated financial statements and joint arrangements. The following are new standards and amendments:
—	IFRS 10, “Consolidated financial statements”.

—	IFRS 11, “Joint arrangements”.

—	IFRS 12, “Disclosure of interests in other entities”.

—	IFRS 13, “Fair Value Measurement”.

—	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

—	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.
All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company is in the process of determining the impact of these amendments on its unaudited condensed consolidated interim financial statements.
•	In June 2011, the IASB issued an amendment to IAS-19 “Employee benefits” and IAS-1 “Presentation of Financial Statements”, which amended the standard as follows:
IAS-19 Employee benefits
—
The amended standard requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

—	The amended standard introduced enhanced disclosures about defined benefit plans.

—
The amended standard modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

—
The amended standard provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

—
The amended standard incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

These amendments are effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. The Company is in the process of determining the impact of these amendments on its unaudited condensed consolidated interim financial statements.
IAS-1 Presentation of Financial Statements
—
The amended standard requires entities to group items presented in Other Comprehensive Income (“OCI”) based on whether they are potentially reclassifiable to profit or loss subsequently — i.e., those that might be reclassified and those that will not be reclassified.

—
The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. The Company is required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. The Company believes that these amendments will not have any material impact on its unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products.
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics).
Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business which engages in sales and marketing operations for in-licensed and co-developed dermatology products.
The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.
Information about segments:

	For the six months ended September 30,
	PSAI		Global Generics		Proprietary Products		Others		Total
Segments	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Segment revenues (Note 1)	10,764	9,116	30,560	25,584	461	254	676	581	42,461	35,535

Gross profit	2,734	2,036	19,463	16,517	377	170	186	177	22,760	18,900
Selling, general and administrative expenses									13,972	11,188
Research and development expenses									2,656	2,263
Other (income)/expense, net									(402)	(404)

Results from operating activities									6,534	5,853
Finance income/(expense), net									(96)	(214)
Share of profit/(loss) of equity accounted investees, net of income tax									17	8

Profit before income tax									6,455	5,647
Income tax expense									(750)	(684)

Profit for the period									5,705	4,963

Note 1:
Segment revenue for the six months ended September 30, 2011 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 2,173 (as compared to 1,498 for the six months ended September 30, 2010).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)
Information about segments:

	For the three months ended September 30,
	PSAI		Global Generics		Proprietary Products		Others		Total
Segments	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Segment revenues (Note 1)	5,933	4,617	16,136	13,667	264	132	345	288	22,678	18,704

Gross profit	1,690	1,036	10,200	8,781	215	90	100	79	12,205	9,986
Selling, general and administrative expenses									7,217	5,708
Research and development expenses									1,459	1,270
Other (income)/expense, net									(216)	(219)

Results from operating activities									3,745	3,227
Finance income/(expense), net									(50)	(35)
Share of profit/(loss) of equity accounted investees, net of income tax									13	3

Profit before income tax									3,708	3,195
Income tax expense									(630)	(327)

Profit for the period									3,078	2,868

Note 1:
Segment revenue for the three months ended September 30, 2011 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 1,244 (as compared to 721 for the three months ended September 30, 2010).

Analysis of revenue by geography within Global Generics segment:
The CODM reviews the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the six months ended September 30, 2011 and 2010 with corresponding comparative information.
The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customer:

	For the six months ended September 30,
	2011	2010
India	6,395	5,938
North America (the United States and Canada)	12,043	8,314
Russia and other countries of the former Soviet Union	6,398	5,303
Europe	4,034	4,302
Others	1,690	1,727

	30,560	25,584

	For the three months ended September 30,
	2011	2010
India	3,459	3,160
North America (the United States and Canada)	6,287	4,416
Russia and other countries of the former Soviet Union	3,380	2,751
Europe	2,117	2,366
Others	893	974

	16,136	13,667

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)
An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the six months ended		For the three months ended
	September 30,		September 30,
	2011	2010	2011	2010
Omeprazole	5,032	3,533	2,423	1,875
Nimesulide	2,191	1,901	1,247	1,002
Tacrolimus	1,293	880	645	643
Lansoprazole	1,140	NA	618	NA
Ciprofloxacin	1,131	1,163	609	602
Ketorolac	1,051	911	527	450
Ibuprofen	736	625	372	365
Cetrizine	707	569	335	255
Ranitidine	670	593	342	310
Simvastatin	633	887	326	439
Others	15,976	14,522	8,692	7,726

Total	30,560	25,584	16,136	13,667

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the six months		For the three months
	ended September 30,		ended September 30,
	2011	2010	2011	2010
Clopidogrel	876	683	637	356
Escitalopram oxalate	778	162	509	120
Naproxen	694	301	430	128
Gemcitabine	668	453	438	232
Ramipril	448	319	251	166
Atorvastatin	445	380	191	313
Ciprofloxacin Hcl	375	501	151	250
Rabeprazole	329	268	149	141
Ranitidine	270	280	139	130
Finasteride	245	380	89	139
Others	5,636	5,389	2,949	2,642

Total	10,764	9,116	5,933	4,617

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Business combination and other acquisitions
Acquisition of GSK’s manufacturing facility in Bristol, Tennessee, U.S.A. and product rights
On November 23, 2010, the Company through its wholly-owned subsidiary, Dr. Reddy’s Laboratories Tennessee LLC, entered into an asset purchase agreement with Glaxosmithkline LLC and Glaxo Group Limited (collectively, “GSK”) for the acquisition of GSK’s penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, U.S.A., the U.S. FDA approved product related rights over GSK’s Augmentin® (branded and generic) and Amoxil® (branded) brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The transaction was subsequently consummated on March 29, 2011. The total cash consideration for the transaction amounted to 1,169 (U.S.$26). Through this acquisition, the Company entered the U.S penicillin-containing antibacterial market segment, thereby broadening its portfolio in North America. The Company has accounted for this transaction as an acquisition of business in accordance with IFRS No. 3, Business Combinations (Revised), as the integrated set of assets acquired constitutes a business as defined in the standard. Accordingly, the financial results of this acquired business for the period from March 29, 2011 to March 31, 2011 have been included in the consolidated financial statements of the Company. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Recognized values on
Particulars	acquisition
Property, plant and equipment	688
Intangible assets	321
Inventories	146
Other assets	132
Deferred tax liability	(45)

Net identifiable assets and liabilities	1,242
Negative goodwill recognized in other expense/(income), net(1)	(73)

Consideration paid in cash	1,169

(1)	This negative goodwill on acquisition was attributable mainly to intangible and other assets acquired at prices below their fair market values.
No pro-forma information was disclosed in the audited consolidated financial statements for the year ended March 31, 2011 as the GSK acquisition was immaterial.
5. Financial instruments
Hedging of fluctuations in foreign currency
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. dollars, British Pounds, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.
The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Where necessary, the forward exchange contracts are rolled over at maturity. Further, the Company uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.
Forecasted transactions
Derivatives:
The Company classifies its option and forward contract hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option and forward contracts used as hedges of forecasted transactions at September 30, 2011 was a liability of 1,108 (as compared to an asset of 516 at March 31, 2011). This amount was recognized as derivatives measured at fair value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
5. Financial instruments (continued)
Non-derivatives:
The Company designates as hedging instruments certain non-derivative financial liabilities for hedging of foreign currency risk associated with forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. The fair value of such non-derivative liabilities was 11,554 as at September 30, 2011 as compared to 8,398 as at March 31, 2011 which has been disclosed as a part of “Short term borrowings” in the statements of financial position. Re-measurement of these non-derivative financial liabilities, from their initial recognized value to the value in rupee terms as at the reporting date, resulted in a foreign exchange difference loss of 945 as at September 30, 2011, as compared to a gain of 37 as at March 31, 2011. Such foreign exchange difference has been disclosed as part of the hedging reserve.
Recognized assets and liabilities
Changes in the fair value of forward exchange contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statements. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies are recognized in fair value derivatives was a liability of 298 at September 30, 2011 (as compared to an asset of 268 at March 31, 2011).
Fair values
The net carrying amount and fair value of all financial instruments, except derivative financial instruments, as at September 30, 2011 was a net liability of 20,458 (as compared to a net liability of 19,171 at March 31, 2011).
Recognition:
In respect of foreign currency derivative financial instruments, the Company recognized a net loss of 471 and a net gain of 186 for the three months ended September 30, 2011 and 2010, respectively, and net loss of 315 and a net gain of 174 for the six months ended September 30, 2011 and 2010, respectively. These amounts are included in finance income/(expense).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded, as a component of equity, a net loss of 1,623 and a net gain of 471 for the three months ended September 30, 2011 and 2010, respectively, and a net loss of 1,563 and 102 for the six months ended September 30, 2011 and 2010, respectively. The Company also recorded, as part of revenue, a net gain of 45 and 28 during the three months ended September 30, 2011 and 2010, respectively, and a net gain of 203 and 154 for six months ended September 30, 2011 and 2010, respectively.
In respect of non-derivative financial liabilities, the Company has recorded, as a component of equity, a net loss of 929 and 0 for the three months ended September 30, 2011 and 2010 respectively and a loss of 982 and 0 for the six months ended September 30, 2011 and 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
6. Cash and cash equivalents
Cash and cash equivalents consist of:

	As of
	September 30, 2011	March 31, 2011

Cash balances	11	10
Balances with banks	5,570	5,247
Time deposit balances with banks	2,015	472

Cash and cash equivalents on the statements of financial position	7,596	5,729
Bank overdrafts used for cash management purposes	(210)	(69)

Cash and cash equivalents in the cash flow statement	7,386	5,660

Balances with banks included restricted cash of 303 and 253, for the six months ended September 30, 2011 and the year ended March 31, 2011, which consisted of:
•	28 as of September 30, 2011 and 20 as of March 31, 2011, representing amounts in the Company’s unclaimed dividend account, which are therefore restricted;
•
150 million as of September 30, 2011 and March 31, 2011, representing amounts in an escrow account for settlement of the payment due in respect of the Company’s exercise of the portfolio termination value option under its research and development agreement with I-VEN Pharma Capital Limited;

•
88 as of September 30, 2011 and 83 as of March 31, 2011, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom; and

•	37 as of September 30, 2011 and 0 as of March 31, 2011, representing amounts deposited in an escrow account as partial consideration for acquiring an intangible asset.
7. Inventories
Inventories consist of the following:

	As of
	September 30, 2011	March 31, 2011

Raw materials	5,958	4,777
Packing material, stores and spares	1,289	1,115
Work-in-process	4,851	4,220
Finished goods	6,494	5,947

	18,592	16,059

During the three months and six months ended September 30, 2011, the Company recorded inventory write-downs of 450 and 755, respectively (as compared to 344 and 586, respectively, for the three months and six months ended September 30, 2010). These adjustments were included in cost of revenues. Cost of revenues for the three months and six months ended September 30, 2011 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to 7,008 and 12,838, respectively (as compared to 5,707, 10,748 for the three months and six months ended September 30, 2010). The above table includes inventories amounting to 1,061 and 860 which are carried at fair value less cost to sell as at September 30, 2011 and March 31, 2011, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
8. Property, plant and equipment
Acquisitions and disposals
During the six months ended September 30, 2011, the Company acquired assets at an aggregate cost of 3,383 (as compared to a cost of 4,396 and 10,145 for the six months ended September 30, 2010 and the year ended March 31, 2011, respectively) including assets acquired through business combinations of 0 (as compared to a cost of 0 for assets acquired through business combinations for the six months ended September 30, 2010 and 677 for the year ended March 31, 2011). Assets with a net book value of 14 were disposed of during the six months ended September 30, 2011 (as compared to 37 and 77 for the six months ended September 30, 2010 and the year ended March 31, 2011, respectively), resulting in a net profit on disposal of 0 (as compared to net profit of 1 and 271 for the six months ended September 30, 2010 and the year ended March 31, 2011, respectively). Depreciation expense for the three months and six months ended September 30, 2011 was 880 and 1,708 respectively (as compared to 732 and 1,420 for the three months and six months ended September 30, 2010 respectively).
Government grants
During the six months ended September 30, 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1). As per the terms of the grant, the State of Louisiana has placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of the grant as a reduction from the carrying value of property, plant and equipment.
Capital commitments
As of September 30, 2011 and, March 31, 2011, the Company was committed to spend approximately 3,242 and 3,459, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
9. Goodwill
Goodwill arising upon acquisitions is not amortized but tested for impairment annually, or more frequently if there are certain internal or external indicators of impairment.
The following table presents the changes in goodwill during the six months ended September 30, 2011 and the year ended March 31, 2011:

	Six months ended	Six months ended	Year ended
	September 30, 2011	September 30, 2010	March 31, 2011
Opening balance (1)	18,273	18,267	18,267
Goodwill arising on business combinations	—	—	—
Effect of translation adjustments	20	—	6

Closing balance (1)	18,293	18,267	18,273

Less: Impairment loss (2)	(16,093)	(16,093)	(16,093)

	2,200	2,174	2,180

(1)	This does not include goodwill arising upon investment in associates of 181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss of 16,093 includes 16,003, pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
10. Other intangible assets
Acquisitions of intangibles
During the three and six months ended September 30, 2011, the Company acquired other intangible assets at an aggregate cost of 96 and 108, respectively (as compared to a cost of 17 and 19 for the three and six months ended September 30, 2010, respectively, and 2,125 for the year ended March 31, 2011) including assets acquired through business combinations of 0 (as compared to a cost of 0 for the three and six months ended September 30, 2011 and 321 for the year ended March 31, 2011). Such acquisitions for the six months ended September 30, 2011 includes 78 (U.S.$1.6) allocated to certain intellectual property rights (patents) acquired.
Amortization expenses for the three and six months ended September 30, 2011 were 389 and 794, respectively (as compared to amortization expenses of 317 and 605 for the three months and six months ended September 30, 2010, respectively).
In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram®, a skin barrier emulsion device, in the United States and its territories. In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. On June 24, 2011 the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under its Distribution and Supply Agreement with Ceragenix. However, the court ordered Ceragenix to pay U.S.$2.75 to the Company out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement. Upon termination of the Distribution and Supply Agreement, the Company de-recognized the asset and recorded a gain of 31 (excess of amount received over the carrying value of the asset as at June 24, 2011) as part of other (income)/loss in these unaudited condensed consolidated interim financial statements during the six months ended September 30, 2011.
On March 31, 2011, the Company, through its wholly owned subsidiary Promius Pharma LLC, entered into an agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with the Cloderm® product, the Company also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark would get transferred from Coria to the Company at the end of the 8th year, subject to payment of all royalties under the contract by the Company. Considerations for these transactions includes an upfront payment of 1,605 (U.S.$36) in cash and contingent consideration in the form of a royalty equal to 4% of the Company’s net sales of Cloderm® in the United States during the 8 year trademark license period.
Since the integrated set of assets acquired as part of these transactions does not meet the definition of a business, the acquisition has been recorded as a purchase of an integrated set of complementary intangible assets with similar economic useful lives. Furthermore, contingent payments associated with future sales have also been considered as an element of cost, as they are directly associated with the acquisition of absolute control over the product related intangibles and do not relate to any substantive future activities either by the Company or Coria. Accordingly, an amount of 171 (U.S.$4) has been measured as management’s best estimate of the present value for the royalty payments over the 8 year trademark license period.
Product related intangibles acquired during the year ended March 31, 2010 included an amount of 2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
11. Loans and borrowings
Short term loans and borrowings
The Company had undrawn lines of credit of 13,560 and 13,090 as of September 30, 2011 and March 31, 2011, respectively, from its banks for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
An interest rate profile of short term borrowings from banks is given below:

As at
	September 30, 2011		March 31, 2011
Rupee borrowings	—		8.75%
Borrowings on receivables transfer arrangement	LIBOR + 125	bps	LIBOR + 75-100	bps
(6%)
Other foreign currency borrowings	LIBOR + 70-185	bps	LIBOR + 50-175	bps
	EURIBOR + 60-140	bps	EURIBOR + 50-100	bps
	(6.39% to 20%)		(5% to 8%)
Transfer of financial asset
During the year ended March 31, 2011, the Company entered into a receivables transfer arrangement with Citibank, India, in which the Company transferred 2,215 (U.S.$49) of short term trade receivables in return for obtaining short term funds. As part of the transaction, the Company provided Citibank, India with credit indemnities over the expected losses of those receivables. Since the Company has retained substantially all of the risks and rewards of ownership of the trade receivables including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and has recognized the cash received in respect of the transaction as short term borrowings. As of March 31, 2011, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 838 (U.S.$18.78) and the carrying amount of the associated liability was 825 (U.S.$18.50). During the six months ended September 30, 2011 the Company repaid the entire loan outstanding as at March 31, 2011.
In addition, during the six months ended September 30, 2011, the Company entered into a receivables transfer arrangement with Citibank, India and Deutsche Bank, India, in which the Company transferred 1,309 (U.S.$18.65 and Russian roubles (“RUB”) 280) of short term trade receivables in return for obtaining short term funds. As of September 30, 2011, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 1,342 (U.S.$18.65 and RUB 280) and the carrying amount of the associated liability was 1,322 (U.S.$18.52 and RUB 272).
Short-term borrowings- hedging instruments
During the year ended March 31, 2011 and for the six months ended September 30, 2011, the Company borrowed foreign currency denominated short term loans amounting to 8,398 and 6,167, respectively. In connection with such borrowings, the Company documented an effective cash flow hedge relationship for the foreign currency exposure associated with such foreign currency borrowings and for the probable anticipated foreign currency sales transactions of approximately 11,554 (U.S.$210 and EUR 19). Accordingly, the foreign exchange differences arising from re-measurement of these foreign currency monetary items before translation into the reporting currency of the Company has been recognized as a component of equity within the “hedging reserve”. The Company has recorded a loss of 929 towards foreign exchange differences arising from re-measurement of these foreign currency borrowings for the three months ended September 30, 2011 (as compared to 0 for the three months ended September 30, 2010) and a loss of 982 for the six months ended September 30, 2011 (as compared to 0 for the six months ended September 30, 2010).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
11. Loans and borrowings (continued)
Long-term borrowings
Long term loans and borrowings consist of the following:

	As of
	September 30, 2011	March 31, 2011

Obligations under finance leases	289	256
Bonus debentures	5,035	5,027

	5,324	5,283
Less: Current portion
Obligations under finance leases	30	12

	30	12

Non-current portion
Obligations under finance leases	259	244
Bonus debentures	5,035	5,027

	5,294	5,271

Issuance of bonus debentures
As explained in Note 23 of these condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued unsecured redeemable bonus debentures amounting to 5,078. In relation to the issuance, the Company has incurred directly attributable transaction cost of 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 23, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity. These bonus debentures are measured at amortized cost using the effective interest rate method. The carrying value of these bonus debentures as at September 30, 2011 was 5,035.
Interest rate profile of long-term debt
An interest rate profile of long-term debt is given below:

	As of
	September 30, 2011	March 31, 2011
Bonus debentures	9.25%	9.25%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
11. Loans and borrowings (continued)
New long-term loan
On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of 10,775 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”). The Company irrevocably and unconditionally guaranteed to each of the Swiss Subsidiary Lenders, punctual performance by the Swiss Subsidiary of all of its obligations under the loan agreement.
The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The loan carries an interest rate of 3 months U.S.$LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under loan agreement. The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including without limitation the following (each capitalized term below is as defined in the loan agreement):
•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.00

•
Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1.00. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1.00, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.00

•	Gearing ratio: The Company’s ratio of financial indebtedness shall not at any time exceed one times tangible net worth.

•
Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half year of the Company) shall not at any time be less than 5.00:1.00.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.
The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS.
As part of this arrangement, the Swiss Subsidiary agreed to pay U.S.$3.7 in arrangement fees and other administrative charges. These fees and charges had not yet been paid as at September 30, 2011, and thus the Company has recorded U.S.$3.7 as part of “other liabilities” with a corresponding asset in its unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
12. Other (income)/expense, net
Other expense/(income), net consists of the following:

	Six months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	(31)	(1)	(8)	—
Sale of spent chemical	(172)	(113)	(93)	(56)
Miscellaneous income	(211)	(290)	(119)	(163)
Provision for expected claim from innovator	8	—	—	—
Other expenses	4	—	4	—

	(402)	(404)	(216)	(219)

13. Finance income/(expense), net
Finance income/(expense), net consists of the following:

	Six months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
Interest income	35	97	23	37
Foreign exchange gain/(loss)	309	(274)	151	(49)
Profit on sale of investments	41	57	24	19
Interest expense	(481)	(94)	(248)	(42)

	(96)	(214)	(50)	(35)

14. Share capital and share premium
During the six months ended September 30, 2011 and 2010, 273,754 and 356,190 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan - 2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the six months ended September 30, 2011, an aggregate of 10,000 options having an exercise price based upon the fair market value of the underlying shares (or “Category A” options) were exercised, with each having an exercise price of 448, and 263,754 options having an exercise price based upon par value of the underlying shares (or “Category B” options) were exercised, with each having an exercise price of 5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the period ended September 30, 2011.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
15. Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the six month period ended September 30, 2011 was based on the profit attributable to equity shareholders of 5,705 (as compared to a profit of 4,963 for the six months ended September 30, 2010) and a weighted average number of equity shares outstanding during the six months ended September 30, 2011 and 2010, calculated as follows:

	Six months ended September 30,
	2011	2010
Issued equity shares as on April 1	169,252,732	168,845,385
Effect of shares issued upon exercise of stock options	144,699	184,123
Weighted average number of equity shares at September 30	169,397,431	169,029,508
The calculation of basic earnings per share for the three month period ended September 30, 2011 was based on the profit attributable to equity shareholders of 3,078 (as compared to a profit of 2,868 for the three months ended September 30, 2010) and a weighted average number of equity shares outstanding during the three months ended September 30, 2011 and 2010, calculated as follows:

	Three months ended September 30,
	2011	2010
Issued equity shares as on July 1	169,475,832	169,144,263
Effect of shares issued on exercise of stock options	12,664	19,935
Weighted average number of equity shares at September 30	169,488,496	169,164,198
Diluted earnings per share
The calculation of diluted earnings per share for the six months ended September 30, 2011 was based on the profit attributable to equity shareholders of 5,705 (as compared to a profit of 4,963 for the six months ended September 30, 2010) and a weighted average number of equity shares outstanding during the six months ended September 30, 2011 and 2010, calculated as follows:

	Six months ended September 30,
	2011	2010
Weighted average number of equity shares at September 30 (Basic)	169,397,431	169,029,508
Effect of stock options outstanding	712,425	869,847
Weighted average number of equity shares at September 30 (Diluted)	170,109,856	169,899,355
The calculation of diluted earnings per share for the three months ended September 30, 2011 was based on the profit attributable to equity shareholders of 3,078 (as compared to 2,868 for the three months ended September 30, 2010) and a weighted average number of equity shares outstanding during the three months ended September 30, 2011 and 2010, calculated as follows:

	Three months ended September 30,
	2011	2010
Weighted average number of ordinary shares at September 30 (Basic)	169,488,496	169,164,198
Effect of stock options outstanding	572,302	700,197
Weighted average number of equity shares at September 30 (Diluted)	170,060,797	169,864,395

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).
Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
	under	under
Particulars	Category A	Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.
During the three months ended September 30, 2011, the Company cancelled 1,009,090 stock options which were fully vested and outstanding under the Aurigene ESOP Plan, upon surrender by the employees. Accordingly, no stock options were outstanding under the Aurigene ESOP Plan as at September 30, 2011.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plans (continued)
Stock option activity during the period:
The terms and conditions of the grants made during the six months ended September 30, 2011 under the above plans were as follows:

	Number of	Exercise	Vesting	Contractual
	instruments	price	period	life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	262,520	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	56,060	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—
The terms and conditions of the grants made during the six months ended September 30, 2010 under the above plans are as follows:

	Number of	Exercise	Vesting	Contractual
	instruments	price	period	life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	284,070	5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	58,660	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—
The weighted average inputs used in computing the fair value of such grants were as follows:

	Six months ended September 30,
	2011	2010
Expected volatility	28.92%	34.34%
Exercise price	5.00	5.00
Option life	2.42 Years	2.43 Years
Risk-free interest rate	8.34%	6.04%
Expected dividends	0.70%	0.40%
Grant date share price	1,598.57	1,242.55

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Employee stock incentive plans (continued)
The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black Scholes model.
For the six months ended September 30, 2011 and 2010, amounts of 153 and 132, respectively, and for the three months ended September 30, 2011 and 2010, amounts of 89 and 66, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of September 30, 2011, there was approximately 439 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.18 years.
17. Employee benefit plans
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The components of net periodic benefit cost for the six months ended September 30, 2011 and 2010 are as follows:

	Six months ended September 30,
	2011	2010
Service cost	42	32
Interest cost	26	18
Expected return on plan assets	(18)	(16)
Recognized net actuarial (gain)/ loss	6	2

Net amount recognized	56	36

The components of net periodic benefit cost for the three months ended September 30, 2011 and 2010 are as follows:

	Three months ended September 30,
	2011	2010
Service cost	21	16
Interest cost	13	9
Expected return on plan assets	(9)	(8)
Recognized net actuarial (gain)/ loss	3	1

Net amount recognized	28	18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee benefit plans (continued)
Pension plan
All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net periodic benefit cost for the six months ended September 30, 2011 and 2010 are as follows:

	Six months ended September 30,
	2011	2010
Service cost	10	8
Interest cost	14	12
Expected return on plan assets	(14)	(14)
Recognized net actuarial (gain)/ loss	4	4

Net amount recognized	14	10

The components of net periodic benefit cost for the three months ended September 30, 2011 and 2010 are as follows:

	Three months ended September 30,
	2011	2010
Service cost	5	4
Interest cost	7	6
Expected return on plan assets	(7)	(7)
Recognized net actuarial (gain)/ loss	2	2

Net amount recognized	7	5

Long service benefit recognitions
During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.
The components of net periodic benefit cost for the six months ended September 30, 2011 and 2010 are as follows:

	Six months ended September 30,
	2011	2010
Service cost	4	4
Interest cost	2	2
Expected return on plan assets	—	—
Recognized net actuarial (gain)/ loss	—	—

Net amount recognized	6	6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee benefit plans (continued)
The components of net periodic benefit cost for the three months ended September 30, 2011 and 2010 are as follows:

	Three months ended September 30,
	2011	2010
Service cost	2	2
Interest cost	1	1
Expected return on plan assets	—	—
Recognized net actuarial (gain)/ loss	—	—

Net amount recognized	3	3

Termination benefits in India
On June 20, 2011, the Company announced a voluntary retirement scheme (i.e., a termination benefit) applicable to certain eligible employees of Dr. Reddy’s Laboratories Limited. As per the scheme, employees whose voluntary retirement is accepted by the Company will be paid an amount computed based on the methodology described in the scheme, with the maximum amount restricted to 0.8 per employee. As at June 30, 2011, based on the applications received from employees, the Company had estimated and recognized an amount of 136 as a termination benefit in its unaudited condensed consolidated interim financial statements. During the three months ended September 30, 2011, the Company concluded the voluntary retirement scheme and, in accordance with its human resources strategy and projected workforce requirements, the Company rejected certain retirement applications of its employees. Accordingly, an amount of 42 has been recognized as termination benefits for the six months ended September 30, 2011 and the Company has accounted for such revision as a change in accounting estimates.
Severance payments of German subsidiaries
In Germany, many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on the Company’s existing level of revenues due to a steep decrease in product prices. The Company believes that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.
On account of these developments and other significant adverse events in the German generic pharmaceutical market, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm Arzneimittel GmbH (“betapharm”) and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into “reconciliation of interest” agreements that set out the overall termination benefits payable to identified employees. Accordingly, an amount of 885 (Euro 13.2) was recorded as termination benefits included as part of “selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010. A total of 435 (Euro 6.6) of such severance payments were recorded during the six months ended September 30, 2010. There were no restructuring activities during the six months ended September 30, 2011.
18. Income taxes
Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate expected for the full fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates.
The Company’s consolidated weighted average tax rate for the six months ended September 30, 2011 and 2010 was 11.61% and 12.10%, respectively. Income tax expense was 750 for the six months ended September 30, 2011 as compared to income tax expense of 684 for the six months ended September 30, 2010. The decrease in the consolidated weighted average tax rate during the six months ended September 30, 2011 was primarily due to deductible temporary differences arising from unrealized inter-company profits on inventory held by the Company at the end of the reporting period in higher tax jurisdictions. As per the requirements of IFRS, the Company is required to create a deferred tax asset in respect of unrealized inter-company profit arising on inventory held by the Company at the end of the reporting period by applying the tax rate of the jurisdiction in which the inventory is held.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
18. Income taxes (continued)
The decrease in the consolidated weighted average tax rate during the six months ended September 30, 2011 was partially offset by a tax rate increase due to the expiration of a tax holiday period of 5 years under the Indian income tax act in our finished dosage unit situated in Baddi, Himachal Pradesh, India.
Income tax expense was 630 for the three months ended September 30, 2011, as compared to income tax expense of 327 for the three months ended September 30, 2010. Such expense resulted in an effective tax rate of 17% and 10% for the three months ended September 30, 2011 and September 30, 2010, respectively. The increase in the effective tax rate for the three months ended September 30, 2011 as compared to the three months ended September 30, 2010 was primarily due to the expiration of a tax holiday under Indian tax laws affecting one of the Company’s facilities in India, and also due to an increase in the proportion of the Company’s income attributable to higher tax jurisdictions.
Total tax benefit recognized directly in the equity amounted to 650 for the six months ended September 30, 2011 (as compared to a tax benefit amounting to 47 for the six months ended September 30, 2010). Such tax benefit was primarily due to foreign exchange loss on cash flow hedges for such period.
There are certain income-tax related legal proceedings that are pending against the Company that have arisen in the ordinary course of business. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.
During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and had objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, was 302 (EUR 5). Accordingly, the Company had recorded such amount as additional current tax expense in the income statement for the year ended March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods (the “indemnity right The right to make tax related indemnity claims would lapse and be time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). Upon receipt of such preliminary tax demands, the management of betapharm initiated the process of exercising such indemnity rights against the sellers of betapharm and had concluded that, as of March 31, 2010, the Company’s recovery of the full tax amounts demanded by the German tax authorities was virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers was recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense for the year ended March 31, 2010
During the six months ended September 30, 2011, the aforesaid tax audits were completed and the Company is awaiting the final tax demand notice. The Company does not expect the amount of tax demand to be materially different from the 302 (EUR 5) amount recognized in the statement of financial position.
19. Acquisition of Non-controlling Interests
Dr. Reddy’s Laboratories (Proprietary) Limited
During the three months ended June 30, 2010, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited, as a result of which it became the Company’s wholly-owned subsidiary. The total purchase consideration was 525 (or, in South African Rand, ZAR 81).
Acquisition of the non-controlling interest was recorded as a treasury transaction as part of the Company’s unaudited condensed consolidated interim statement of changes in equity, as it represented changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company was recognized as a reduction from retained earnings and attributed to the shareholders of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20. Related parties
The Company has entered into transactions with the following related parties:
•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.
Additionally, the Company has also provided or taken loans and advances from significant interest entities.
The Company has also entered into transactions with its joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. During the six months ended September 30, 2011 and 2010, the Company paid 94 and 3, respectively, to the Gratuity Fund. See Note 17 for further information on transactions between the Company and the Gratuity Fund.
The following is a summary of significant related party transactions:

	Six months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
Purchases from significant interest entities	407	140	195	80
Sales to significant interest entities	219	98	80	71
Contribution to a significant interest entity towards social development	70	52	36	26
Lease rental paid under cancellable operating leases to key management personnel and their relatives	15	14	7	7
Hotel expenses paid	8	11	3	4

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20. Related parties (continued)
The following table describes the components of compensation paid to key management personnel:

	Six months ended		Three months ended
	September 30,		September 30,
Particulars	2011	2010	2011	2010
Salaries	114	106	40	42
Contribution to defined contribution plans	6	4	3	2
Commission*	151	168	75	82
Other perquisites	—	1	—	—
Share-based payments	30	29	17	16

Total	301	308	135	142

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.
Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company had the following amounts due from related parties:

	As at
	September 30, 2011	March 31, 2011
Significant interest entities	102	114
Key management personnel	5	5
As at March 31, 2010, the Company had advanced 1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited Consolidated Financial Statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.
During the six months ended September 30, 2010, the Company completed the acquisition of shares of this special purpose entity and has therefore obtained control over the land. Consequently, an equal amount of 1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at June 30, 2010.
The Company had the following amounts due to related parties:

	As at
	September 30, 2011	March 31, 2011
Significant interest entities	45	81
Key management personnel	—	1

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Disclosure of Expense by Nature
The below tables discloses the details of the expense incurred by their nature for the six months ended September 30, 2011 and 2010, respectively.

	Six months ended September 30, 2011
		Selling, general and	Research and
	Cost of	administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits*	2,910	4,558	628	8,096
Depreciation and amortization	1,271	1,044	187	2,502

	Six months ended September 30, 2010
		Selling, general and	Research and
	Cost of	administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits*	2,454	3,776	533	6,763
Depreciation and amortization	1,047	821	157	2,025
The below tables disclose the details of the expense incurred by their nature for the three months ended September 30, 2011 and 2010, respectively.

	Three months ended September 30, 2011
		Selling, general and	Research and
	Cost of	administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits*	1,408	2,291	321	4,020
Depreciation and amortization	656	518	95	1,269

	Three months ended September 30, 2010
		Selling, general and	Research and
	Cost of	administrative	development
Particulars	revenues	expenses	expenses	Total
Employee benefits*	1,280	1,994	276	3,550
Depreciation and amortization	542	428	79	1,049

*	Employee benefits include all forms of consideration given by an entity in exchange for services rendered by employees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22. Change in currency translation rate in Venezuela
The Company’s Venezuela operations are primarily restricted to the import by Dr. Reddy’s Venezuela, C.A. of pharmaceutical products from the parent company or other subsidiaries of the Company for the purpose of supply in the local market, Venezuela. The operations are conducted as an extension of the parent company and accordingly, the functional currency of that operation has been determined as the Indian rupee since its formation. In the recent past, the inflationary trends in Venezuela have been volatile. On January 8, 2010, the Venezuelan government announced the devaluation of the Bolivar Fuerte (“VEF”), the currency of Venezuela. The official exchange rate of 2.15 VEF per U.S. dollar, in effect since 2005, was replaced effective January 11, 2010, with a dual-rate regime. The two-tiered official exchange rates were (1) the “essentials rate” at VEF 2.60 per U.S. dollar for items designated by the Venezuelan government as “essential items” (such as food, medicine, and heavy machinery; remittances to relatives settled abroad; and public sector imports, including school supplies, science, and technology needs) and (2) the “non-essentials rate” at VEF 4.30 per U.S. dollar applied to other items in the economy. Therefore, effective January 1, 2010, the country was “hyperinflationary” (a label generally considered to apply if the cumulative three-year inflation exceeds 100%). The Company’s products were exchanged at the “essentials rate” and, accordingly, the Company used VEF 2.60 per U.S. dollar in recording its VEF denominated transactions for the applicable periods, and the resulting exchange gains/losses were recorded through profit or loss.
On December 30, 2010, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the “CADIVI”) enacted a decree (exchange agreement No.14) to further devalue the exchange rate from 2.60 VEF per U.S. dollar to 4.30 VEF per U.S. dollar effective January 1, 2011, thereby repealing the essential rate. Furthermore, on January 13, 2011, the CADIVI issued another decree to interpret the transitional requirements for the use of the new official exchange rate and stated that if the following conditions were satisfied, the use of the pre-devaluation rate of 2.60 VEF per U.S. dollar would be permissible:
•
For fund repatriation — to the extent the CADIVI has issued approvals in the form of approvals of Autorización de Liquidación de Divisas (“ALD”) and which have been sent to and received by the Banco Central de Venezuela by December 31, 2010; and

•
For foreign currency acquisition — to the extent the CADIVI had issued an Authorization of Foreign Currency Acquisition (“AAD”) by December 31, 2010 and the approval relates to imports for the health and food sectors or certain other specified purposes.

The Company has not applied the requirements of IAS 29, “Financial reporting in hyperinflationary economies,” as the functional currency of the Venezuelan operation is the Indian Rupee. As at September 30, 2011, the Company has repatriated all monetary items for which it obtained the approval to use the preference rate in its Venezuelan operations, except for approximately U.S.$1. The Company secured sufficient approvals for the use of the essential rate for more than U.S.$1 of VEF denominated monetary items and, accordingly, the Company’s remaining monetary items of approximately U.S.$1 has been translated into the functional currency at the preferential rate of 2.60 VEF per U.S. dollar.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
23. Bonus Debentures
On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.
The following is a summary of the key terms of the issuance:

	No. of					Aggregate
	instruments	Face		Interest		Face	Redemption
Particulars	issued	value	Currency	Rate	Maturity	Amount	price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian rupee)	9.25% per annum	36 months	5,078	5 each (plus interest)
The following is a summary of certain additional terms of the issuance:
•
Fully paid up bonus debentures carrying a face value of 5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•
The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of 5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•
Issuance of these bonus debentures will be treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, the Company will be required to pay a dividend distribution tax.

•
Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of 51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
23. Bonus Debentures (continued)
Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of 843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 211 and 19 from the profits earned during the three months ended June 30, 2011 and the year ended March 31, 2011, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of comprehensive income and statement of changes in equity.
The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. As a result, in accordance with the deposit agreement between the Company and the Depositary (the “Deposit Agreement”), the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, who sold such bonus debentures on April 8, 2011. The Depository converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the Deposit Agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the Deposit Agreement.
24. Termination of Agreement with JB Chemicals
On July 22, 2011, the Company entered into an agreement with JB Chemicals and Pharmaceuticals Limited (“JB Chemicals”) to acquire intellectual property rights (including trademarks, patents and know-how) to certain prescription portfolio brands in Russia and other countries of the former Soviet Union for a total consideration of U.S.$34.85. This transaction involved the acquisition of, among other things, approximately 20 brands in Russia. The Company and JB Chemicals also entered into a manufacturing and supply agreement, pursuant to which JB Chemicals agreed to manufacture and supply to the Company the products associated with the acquired brands. During the three months ended September 30, 2011, the Company and JB Chemicals mutually terminated both of these agreements, in the overall business interest of both companies.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
25. Contingencies
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 25 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
Product and patent related matters
Norfloxacin litigation
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
25. Contingencies (continued)
Product and patent related matters (continued)
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three methods of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.
The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s product.
Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that the Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted security of U.S.$40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the consolidated financial statements in connection with this product in the United States.
On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by the Company’s products, the preliminary injunction issued in June 2010 should be dissolved. Additionally, the court adopted the Company’s proposed claim construction for the 7,390,906 patent. Aventis and AMR appealed the January 28, 2011 decisions of the District Court of New Jersey to the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction was removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011 a trial was held regarding two of the listed formulation patents 6,039,974 and 5,738,872 (on Allegra-D and Allegra-D12 products) that were asserted against the Company. The Company presented non-infringement and invalidity arguments for both and is awaiting a decision on this trial. In September 2011, Aventis withdrew its complaints regarding 7 of the 9 patents asserted against the Company — only two of the patents (numbers 750,703 and 7,390,906) remain in dispute. The Company expects the Federal Circuit of the U.S. Court of Appeals to render a decision regarding the 7,390,906 patent claim construction by June 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
25. Contingencies (continued)
Product and patent related matters (continued)
If Aventis and AMR are ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
Since 2007, the Company has sold “Oxycodon beta” (generic oxycontin) in Germany pursuant to a license from and supply arrangement with Acino Holding Ltd. (formerly Cimex) (“Acino”). Since April 2007, there had been ongoing patent litigation among Mundipharma International (“Mundipharma”), the innovator of generic oxycontin, and Acino and certain of its licensees of generic oxycontin. In January 2011, Mundipharma initiated a separate (secondary) legal action against the Company. The Company also signed a cost sharing agreement under which Acino agreed to share a portion of the losses resulting from any Mundipharma damage claim. In August 2011, Acino and Mundipharma entered into a settlement agreement for all patent litigation with respect to Acino’s oxycodone product and Mundipharma’s patents. As a result of this settlement agreement, all legal proceedings concerning Acino’s oxycodone product in Europe have been discontinued by all parties involved, and the Company is allowed to continue selling the oxycodone product in Germany.
Olanzapine, Canada litigation
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.
For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa is invalid. This decision was, however, reversed in part by the Federal Court of Appeal on July 21, 2010 and remanded for further consideration. Pending the final decision, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.
Ceragenix Bankruptcy Litigation
In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix.”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram, a skin barrier emulsion device, in the United States and its territories. As of June 30, 2011, the Company carried a balance intangible value of U.S.$2.1 relating to these payments.
In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. On June 24, 2011, the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under the Distribution and Supply Agreement. However, the court ordered Ceragenix to pay U.S.$2.75 to the Company out of the sales proceeds of such assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
25. Contingencies (continued)
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. On July 8, 2011, the Company was notified that the Attorneys General intended to conclude their respective investigations of the Company, and that the Company would be voluntarily dismissed without prejudice from the legal action.
Other
Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
26. Letter from the U.S. Food and Drug Administration
The Company’s Mexico facility produces intermediates and active pharmaceutical ingredients (“API”) and steroids. During the month of November 2010, the U.S. FDA inspected the Company’s Mexico facility and issued audit observations relating to process for manufacture of API and steroids, to which the Company responded by agreeing to implement certain corrective actions. Subsequently, on June 3, 2011, the Company received a warning letter from the U.S. FDA seeking further clarifications and corrective actions on some of the prior audit observations to which the Company had previously responded. Thereafter, on June 28, 2011, the U.S. FDA posted an import alert, or Detention without Physical Examination (“DWPE”), on its website for certain specified products manufactured at the Mexico facility. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.
As a consequence of the DWPE alert, the Company’s Mexico facility is unable to export some API and steroids to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter is addressed to their satisfaction and the DWPE alert is lifted. The Company is working collaboratively with the U.S. FDA to resolve the matters contained in the warning letter.
The impact to the Company’s revenues for the year ending March 31, 2012 from API and steroid sales to U.S. customers affected by this DWPE, and to the Company’s generic products which include API impacted by this DWPE, is not expected to be material to the Company’s business as a whole even if the DWPE remained in effect throughout the year ending March 31, 2012. Further, the Company believes that the DWPE alert is of a temporary nature and that it is not expected to have a material long term effect on the Company’s Mexico operations. Nonetheless, the Company cannot be assured that satisfying the U.S. FDA’s concerns will not take longer than currently anticipated or that the U.S. FDA will not request additional corrective actions that would result in the DWPE remaining in effect longer than currently anticipated.
27. Joint Venture arrangement with Fuji Film Corporation
On July 28, 2011 the Company signed a Memorandum of Understanding with FUJIFILM Corporation to enter into an exclusive partnership in the generic drugs business for the Japanese market and to establish a joint venture in Japan. A definitive agreement is expected to be signed during the year ending March 31, 2012.
28. Subsequent events
Early retirement plan in Mexico
On October 1, 2011, Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”), the Company’s subsidiary in Mexico, announced an early retirement plan for its employees. The plan is effective from October 1, 2011 to December 31, 2011. As per the plan, all employees who have attained the age of 45 or completed ten years of service with the Company are eligible for the plan. All eligible employees whose application is accepted by the Company will be paid a retirement benefit in accordance with the terms of the plan. The Company has received applications from the employees and has estimated that the impact of the plan will not be material to the operations when the Company concludes the plan.
Long term facility draw-down
On October 20, 2011, the Company, through its Swiss Subsidiary, drew down an amount of 10,775 (U.S.$220) under its loan agreement dated September 28, 2011 with Citigroup Global Markets Asia Limited and the other Swiss Subsidiary Lenders (as described in Note 11 above under the heading “New long-term loan”).

ITEM 2.	OPERATING AND FINANCIAL REVIEW, TREND INFORMATION
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, all of which is on file with the SEC (collectively, our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes (collectively, the “Financial Statements”).
This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Section A: Three months ended September 30, 2011 compared to the three months ended September 30, 2010
The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

	Three months ended September 30, 2011				Three months ended September 30, 2010
				Gross				Gross
		Revenues		profit		Revenues		profit
		(% of	Gross	(% of		(% of	Gross	(% of
	Revenues	total)	profit	revenues)	Revenues	total)	profit	revenues)
	( in millions)				( in millions)
Global Generics	16,136	71%	10,200	63%	13,667	73%	8,781	64%
Pharmaceutical Services and Active Ingredients	5,933	26%	1,690	28%	4,617	25%	1,036	22%
Proprietary Products	264	1%	215	81%	132	1%	90	68%
Others	345	2%	100	29%	288	1%	79	27%

Total	22,678	100%	12,205	54%	18,704	100%	9,986	53%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales
	Three months ended
	September 30,		Percentage
	2011	2010	Increase/(Decrease)
Revenues	100%	100%	21%
Gross profit	54%	53%	22%
Selling, general and administrative expenses	32%	31%	26%
Research and development expenses	6%	7%	15%

Other (income)/expense, net	(1)%	(1)%	(1)%
Results from operating activities	17%	17%	16%
Finance (income)/expense, net	0%	0%	43%
Profit before income taxes	16%	17%	16%
Income tax (expense)/benefit, net	(3)%	(2)%	93%
Profit for the period	14%	15%	7%

Revenues
•	Our overall consolidated revenues were 22,678 million for the three months ended September 30, 2011, an increase of 21% as compared to 18,704 million for the three months ended September 30, 2010.
The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	2011		2010
		Revenues		Revenues
	Revenues	(% of total)	Revenues	(% of total)
	( in millions)
North America	7,777	34%	5,464	29%
Europe	4,536	20%	4,102	22%
Russia and other countries of the former Soviet Union	3,380	15%	2,751	15%
India	4,210	19%	3,813	20%
Others	2,775	12%	2,574	14%

Total	22,678	100%	18,704	100%

•
During the three months ended September 30, 2011, the average Indian rupee/U.S.$ exchange rate appreciated by 1% and the average Indian rupee/Euro exchange rate depreciated by approximately 8%, compared to the average exchange rates in the three months ended September 30, 2010. This change in exchange rates did not result in any material change in our revenue growth.

Segment Analysis
Global Generics
Revenues from our Global Generics segment were 16,136 million for the three months ended September 30, 2011, an increase of 18% as compared to 13,667 million for the three months ended September 30, 2010. This growth was largely led by revenue increases in this segment’s key markets of North America (the United States and Canada) and Russia.
North America (the United States and Canada), Germany, India and Russia were the four key markets of our Global Generics segment, generating approximately 86% of the revenues in this segment for the three months ended September 30, 2011.
North America: Our Global Generics segment’s revenues in North America (the United States and Canada) were 6,287 million for the three months ended September 30, 2011, an increase of 42% over the three months ended September 30, 2010. In absolute currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues grew by 45% in the three months ended September 30, 2011 as compared to the three months ended September 30, 2010. This growth was largely attributable to new launches of lansoprazole and fondaparinux, as well as market share expansion in omeprazole Mg OTC. According to IMS Health, Inc. (“IMS Health”), a provider of market research to the pharmaceutical industry, in its July 2011 Moving Annual Total report, 24 products in our prescription portfolio were ranked among the top 3 in their respective market shares.
We launched five new products in North America (the United States and Canada) during the three months ended September 30, 2011.

The following table sets forth, for the three months ended September 30, 2011, products launched in North America (the United States and Canada).

Product	Brand	Total annual market size*
Fondaparinux sodium injection	Arixtra®	$0.32 Billion
Amlodipine besylate and benazepril hydrochloride (5/40 mg)	Lotrel®	$0.02 Billion
Rivastigmine tartrate	Excelon®	$0.50 Billion
Gemcitabine for injection	Gemzar®	$0.70 Billion
Fexofenedine-pseudoephedrine HCL OTC	AllegraD24®	N/A

*	Approximate total annual market size in the United States at the time of our generic launch, as per IMS Health.
During the three months ended September 30, 2011, we made four new ANDA filings, bringing our cumulative ANDA filings to 185. We now have 76 ANDAs pending approval at the U.S. FDA, out of which 40 are Paragraph IV filings and 11 have first to file status.
North America revenues are expected to grow faster in the six months ending March 31, 2012 as compared to the six months ended September 30, 2011, primarily as a result of: new customer orders at our manufacturing facility in Shreveport, Louisiana, U.S.A.; scale-up in new product launches; the launch of olanzapine 20 mg tablets (the generic version of Eli Lilly’s Zyprexa® tablets), pursuant to our arrangement with Teva Pharmaceuticals Inc. and which was awarded a 180-day period of marketing exclusivity from the U.S. FDA; and overall U.S. market share improvements.
Germany: Our Global Generics segment’s revenues in Germany were 1,184 million for the three months ended September 30, 2011, a decrease of 27% as compared to the three months ended September 30, 2010. In Euro currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues declined by 33% in the three months ended September 30, 2011 as compared to the three months ended September 30, 2010. The decline was largely due to the continuing pricing challenges as a result of the gradual shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model.
India: Our Global Generics segment’s revenues in India for the three months ended September 30, 2011 were 3,459 million, an increase of 9% as compared to the three months ended September 30, 2010. This increase was driven by new product launches and volume increase across existing key products. Revenues from our bio-similar portfolio in India for the three months ended September 30, 2011 recorded a growth of 22% as compared to the three months ended September 30, 2010. During the three months ended September 30, 2011, we launched 3 new brands in India.
Russia: Our Global Generics segment’s revenues in Russia were 2,903 million for the three months ended September 30, 2011, an increase of 28% as compared to the three months ended September 30, 2010. In absolute dollar currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues grew by 30% in the three months ended September 30, 2011 as compared to the three months ended September 30, 2010. This growth was led by volume growth in our key brands and growth in secondary sales (i.e., sales made by our wholesalers to stockists and retailers). Our prescription secondary sales growth of 20% for the 12 months ended August 2011 was higher than the industry growth rate of 10%. Our over-the-counter (“OTC”) portfolio represented 25% of our overall Global Generics segment’s sales in Russia for the three months ended September 30, 2011. In the Russian market, we intend to focus on increasing the over-the-counter and in-licensed products in our portfolio.
Other countries of the former Soviet Union: Revenues from other countries of the former Soviet Union were 477 million for the three months ended September 30, 2011, a decrease of 1% as compared to the three months ended September 30, 2010. This decrease was primarily due to a decline in the Ukraine market.
Other Markets: Our Global Generics segment’s revenues from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) were 893 million in the three months ended September 30, 2011, representing a decline of 8% as compared to the three months ended September 30, 2010. Our “Rest of the World” markets include markets such as Venezuela, South-Africa, Australia and New Zealand, as well as various other small markets. A large part of our Global Generics segment’s revenue growth in the South Africa market was more than offset by the decreases in the segment’s revenues from Venezuela because of the currency devaluation. Revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany) for the three months ended September 30, 2011 were 933 million, representing 26% growth over the three months ended September 30, 2010, resulting from new product launches and higher licensing income.

Pharmaceutical Services and Active Ingredients (“PSAI”)
Our PSAI segment’s revenues for the three months ended September 30, 2011 were 5,933 million, an increase of 28% as compared to the three months ended September 30, 2010. In absolute dollar currency terms (i.e., without taking into account the effect of currency exchange rates), such revenues grew by 30% in the three months ended September 30, 2011 as compared to the three months ended September 30, 2010. This was largely attributable to an increase in revenues due to new product launches in our active pharmaceutical ingredients business in the European market. In addition, we experienced an increase in revenues from our Custom Pharmaceutical Services business due to increased customer orders. In the three months ended September 30, 2011, we filed 11 Drug Master Files (“DMFs”) worldwide, including 2 DMFs in the United States. Cumulatively, our total worldwide DMFs as of September 30, 2011 were 506, including 176 DMFs in the United States.
Voluntary Retirement Scheme
On June 20, 2011, we announced a voluntary retirement scheme (i.e., a termination benefit) applicable to certain eligible employees of Dr. Reddy’s Laboratories Limited. As per the scheme, employees whose voluntary retirement is accepted by us will be paid an amount computed based on the methodology described in the scheme, with the maximum amount restricted to 0.8 million per employee. As at June 30, 2011, based on the applications received from employees, we had estimated and recognized an amount of 136 million as a termination benefit in its unaudited condensed consolidated interim financial statements. During the three months ended September 30, 2011, we concluded the voluntary retirement scheme and, in accordance with our human resources strategy and projected workforce requirements, we rejected certain retirement applications of our employees. Accordingly, an amount of 42 million has been recognized as termination benefits for the six months ended September 30, 2011 and we accounted for such revision as a change in accounting estimates.
Gross Margin
Our total gross margin was 12,205 million for the three months ended September 30, 2011, representing 54% of our total revenues for that period, as compared to 9,986 million for the three months ended September 30, 2010, representing 53% of our total revenues for that period.
The following table sets forth, for the periods indicated, our gross margin by segment:

	September 30, 2011		September 30, 2010
		Gross margin		Gross margin
	Gross margin	(% of revenues)	Gross margin	(% of revenues)
	( in millions)
Global Generics	10,200	63%	8,781	64%
Pharmaceutical Services and Active Ingredients	1,690	28%	1,036	22%
Proprietary Products	215	82%	90	68%
Others	100	29%	79	28%

Total	12,205	54%	9,986	53%

The gross margin for our Global Generics segment was 63% for the three months ended September 30, 2011, as compared to 64% for the three months ended September 30, 2010. The marginal decrease in gross margin was on account of lower gross margin in Germany market due to the pricing pressures resulting from the gradual shift of the German generic pharmaceutical market towards a tender (i.e., competitive bidding) based supply model.
The gross margin for our Pharmaceutical Services and Active Ingredients (“PSAI”) segment was 28% for the three months ended September 30, 2011, as compared to 22% for the three months ended September 30, 2010. This significant improvement in gross margin was mainly due to an increase in revenues from launches of new products with higher gross margins and favorable changes in our existing product mix (i.e., an increase in the proportion of this segment’s sales of higher gross margin products and a decrease in the proportion of its sales of lower gross margin products).

Selling, general and administrative expenses
Our selling, general and administrative expenses were 7,217 million for the three months ended September 30, 2011, an increase of 26% as compared to 5,708 million for the three months ended September 30, 2010. The increase was largely on account of the following:
•	higher freight costs on account of rate increases and higher sales volumes;

•	increases in selling and marketing costs in connection with efforts to expand our over-the-counter business in Russia; and

•	general overhead costs of our recently acquired penicillin facility in Bristol, Tennessee, U.S.A.
Research and development expenses
Our research and development costs were 1,459 million for the three months ended September 30, 2011, an increase of 15% as compared to 1,270 million for the three months ended September 30, 2010. This increase was in-line with our strategy to scale-up our research and development activities across all of our business segments.
Finance income/(expense), net
Our net interest expense was 225 million for the three months ended September 30, 2011, as compared to net interest expense of 5 million for the three months ended September 30, 2010. This change was largely on account of interest on debentures of 118 million and interest due to higher working capital borrowings.
Our foreign exchange gain was 151 million for the three months ended September 30, 2011, as compared to a loss of 49 million for the three months ended September 30, 2010.
As a result of the above, our net finance expense was 50 million for the three months ended September 30, 2011, as compared to 35 million for the three months ended September 30, 2010.
Profit before income taxes
Profit before income taxes was 3,708 million for the three months ended September 30, 2011, as compared to 3,195 million for the three months ended September 30, 2010.
Income tax expense
Income tax expense was 630 million for the three months ended September 30, 2011, as compared to income tax expense of 327 million for the three months ended September 30, 2010. This increase was largely due to the expiration of a tax holiday period of 5 years under the Indian income tax act in our finished dosage unit situated in Baddi, Himachal Pradesh, India and on account of change in business mix between the various subsidiaries of the Company (i.e., an increase in the proportion of income and gain attributable to subsidiaries in higher tax jurisdictions and a decrease in the proportion of income and gain attributable to subsidiaries in lower tax jurisdictions).
Our consolidated effective tax rate was 17% for the three months ended September 30, 2011, as compared to 10% for the three months ended September 30, 2010.
Profit for the period
As a result of the above, our net income was 3,078 million for the three months ended September 30, 2011, representing 14% of our total revenues for such period, as compared to 2,868 million for the three months ended September 30, 2010.

Section B: Six months ended September 30, 2011 compared to the six months ended September 30, 2010
The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and the Operating and Financial Review and Prospects included in our Form 6-K filed for the three months ended June 30, 2011 and the Operating and Financial Review and Prospects for the three months ended September 30, 2011, as explained in Section A. Additional factors affecting the six months’ comparison are described below.
The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

	Six months ended September 30, 2011				Six months ended September 30, 2010
				Gross				Gross
		Revenues		profit		Revenues		profit
		(% of	Gross	(% of		(% of	Gross	(% of
	Revenues	total)	profit	revenues)	Revenues	total)	profit	revenues)
	( in millions)				( in millions)
Global Generics	30,560	72%	19,463	64%	25,584	72%	16,517	65%
Pharmaceutical Services and Active Ingredients	10,764	25%	2,734	25%	9,116	26%	2,036	22%
Proprietary Products	461	1%	377	82%	254	1%	170	67%
Others	676	2%	186	28%	581	1%	177	30%

Total	42,461	100%	22,760	54%	35,535	100%	18,900	53%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales
	Six months ended September 30,		Percentage
	2011	2010	Increase/(Decrease)
Revenues	100%	100%	19%
Gross profit	54%	53%	20%
Selling, general and administrative expenses	33%	31%	25%
Research and development expenses	6%	6%	17%

Other (income)/expense, net	(1)%	(1)%	(0)%
Results from operating activities	15%	16%	12%
Finance (income)/expense, net	0%	1%	(55%)
Profit before income taxes	15%	16%	14%
Income tax (expense)/benefit, net.	(2)%	(2)%	10%
Profit for the period	13%	14%	15%

Revenues
•	Our overall consolidated revenues were 42,461 million for the six months ended September 30, 2011, an increase of 19% as compared to 35,535 million for the six months ended September 30, 2010.
The following table sets forth, for the periods indicated, our consolidated revenues by geography:

	Six months ended		Six months ended
	September 30, 2011		September 30, 2010
		% of		% of
	Revenues	Revenues	Revenues	Revenues
	( in millions)
North America	14,768	35%	10,488	30%
Europe	8,280	20%	7,719	22%
Russia and other countries of the former Soviet Union	6,398	15%	5,303	15%
India	7,807	18%	7,224	20%
Others	5,208	12%	4,801	13%

Total	42,461	100%	35,535	100%

Segment Analysis
Global Generics
Revenues from our Global Generics segment were 30,560 million for the six months ended September 30, 2011, an increase of 19% as compared to 25,584 million for the six months ended September 30, 2010. This growth was largely led by revenue increases in this segment’s key markets of North America (the United States and Canada) and Russia.
North America: Our Global Generics segment’s revenues in North America (the United States and Canada), for the six months ended September 30, 2011 were 12,043 million, an increase of 45% as compared to the six months ended September 30, 2010.
The following table sets forth, for the six months ended September 30, 2011, products launched in North America (the United States and Canada):

Product	Brand	Total annual market size*
Donepezil HCL	Aricept®	$2.10 Billion
Venlafaxine-XR	Effexor XR®	$2.50 Billion
Letrozole	Femara®	$0.70 Billion
Levofloxacin	Levaquin®	$1.70 Billion
Topotecan injection	Hycamtin®	$0.10 Billion
Fondaparinux sodium injection	Arixtra®	$0.32 Billion
Amlodipine besylate & benazepril hydrochloride (5/40 mg)	Lotrel®	$0.02 Billion
Rivastigmine tartrate	Exelon®	$0.10 Billion
Gemcitabine for injection	Gemzar®	$0.70 Billion
Fexofenedine-pseudoephedrine HCL OTC	Allegra-D24®	NA
Amoxicillin clavulanic acid (Oral suspension + Tabs)	Augmentin®	$0.46 Billion

*	Approximate total annual market size in the United States at the time of our generic launch, as per IMS Health.

Germany: Our Global Generics segment’s revenues in Germany were 2,391 million for the six months ended September 30, 2011, a decrease of 19% as compared to the six months ended September 30, 2010.
India: Our Global Generics segment’s revenues in India were 6,395 million for the six months ended September 30, 2011, an increase of 8% as compared to the six months ended September 30, 2010.
Russia: Our Global Generics segment’s revenues in Russia were 5,388 million for the six months ended September 30, 2011, an increase of 24% as compared to the six months ended September 30, 2010.
Other Countries of former Soviet Union: Revenues from other countries of the former Soviet Union were 1,010 million, for the six months ended September 30, 2011, an increase of 4% as compared to the six months ended September 30, 2010.
Other Markets: Our Global Generics segment’s revenues from our “Rest of the world” markets (i.e., all markets other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India) were 1,690 million for the six months ended September 30, 2011, a decrease of 2% as compared to the six months ended September 30, 2010. Our revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany) for the six months ended September 30, 2011 were 1,643 million, representing a growth of 21% as compared to the six months ended September 30, 2010.
Pharmaceutical Services and Active Ingredients (“PSAI”)
Our PSAI segment’s revenues for the six months ended September 30, 2011 were 10,764 million, an increase of 18% as compared to the six months ended September 30, 2010.
Gross Margin
Our total gross margin was 22,760 million for the six months ended September 30, 2011, representing 54% of our total revenues for that period, as compared to 18,900 million for the six months ended September 30, 2010, representing 53% of our total revenues for that period.
The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Six months ended		Six months ended
	September 30, 2011		September 30, 2010
		Gross margin		Gross margin
	Gross margin	(% of revenues)	Gross margin	(% of revenues)
	( in millions)
Global Generics	19,463	64%	16,517	65%
Pharmaceutical Services and Active Ingredients	2,734	25%	2,036	22%
Proprietary Products	377	82%	170	67%
Others	186	28%	177	30%

Total	22,760	54%	18,900	53%

Selling, general and administrative expenses
Our selling, general and administrative expenses were 13,972 million for the six months ended September 30, 2011, an increase of 25% as compared to 11,188 million for the six months ended September 30, 2010.
Research and development expenses
Our research and development expenses were 2,656 million for the six months ended September 30, 2011, an increase of 17% as compared to 2,263 million for the six months ended September 30, 2010. This increase was in-line with our strategy to scale-up our research and development activities across all of our business segments.

Finance income/(expense), net
Our net interest expense was 447 million for the six months ended September 30, 2011, as compared to net interest income of 4 million for the six months ended September 30, 2010.
Our foreign exchange gain was 309 million for the six months ended September 30, 2011, as compared to a loss of 274 million for the six months ended September 30, 2010.
As a result of the above, our net finance expense was 96 million for the six months ended September 30, 2011, as compared to 214 million for the six months ended September 30, 2010.
Profit before income taxes
Profit before income taxes was 6,455 million for the six months ended September 30, 2011, as compared to 5,647 million for the six months ended September 30, 2010.
Income tax expense
Income tax expense was 750 million for the six months ended September 30, 2011, as compared to income tax expense of 684 million for the six months ended September 30, 2010.
Profit for the period
As a result of the above, our net income was 5,705 million for the six months ended September 30, 2011, representing 13% of our total revenues for such period, as compared to 4,963 million for the six months ended September 30, 2010.

ITEM 3.	LIQUIDITY AND CAPITAL RESOURCES
We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.
As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,
	2011	2011		2010
	( in millions, U.S.$ in millions)
	Convenience translation
	into U.S.$
Net cash from/(used in):
Operating activities	4,250	U.S.$	87	3,207
Investing activities	(7,002)		(143)	(187)
Financing activities	4,131		84	(3,165)

Net increase/(decrease) in cash and cash equivalents	1,379	U.S.$	28	(145)
Operating Activities
The net result of operating activities was a cash inflow of 4,250 million for the six months ended September 30, 2011, as compared to a cash inflow of 3,207 million for the six months ended September 30, 2010. The net cash provided by operating activities increased marginally during the current period primarily on account of improvement in our business performance resulting in an increase of 1,735 million in earnings before interest expense, tax expense, depreciation, impairment and amortization (9,403 million for the six months ended September 30, 2011, as compared to 7,668 million for the six months ended September 30, 2010).
This was partially offset by an increase in inventory for the six months ended September 30, 2011 as compared to the six months ended September 30, 2010.
Investing Activities
Our investing activities resulted in a net cash outflow of 7,002 million for the six months ended September 30, 2011, as compared to a net cash outflow of 187 million for the six months ended September 30, 2010. This increase of 6,815 million was primarily due to:
•
Approximately 1,605 million of cash outflow during the six months ended September 30, 2011 for settlement of a liability created as at March 31, 2011 relating to acquisition of the rights to manufacture, distribute and market the product Cloderm® (clocortolone pivalate 0.1%) in the United States.

•
There were no cash inflows from liquidation of investments during the six months ended September 30, 2011. In contrast, there was approximately 3,630 million in cash inflow upon liquidation of certain investments during the six months ended September 30, 2010, which liquidation was effected to raise funds for the settlement of the I-VEN portfolio termination value option, and to meet our capital expenditure requirements.

Financing Activities
Our financing activities resulted in a net cash inflow of 4,131 million for the six months ended September 30, 2011, as compared to a net cash outflow of 3,165 million for the six months ended September 30, 2010. The change in cash inflow from financing activities was primarily due to:
•	An increase in our short term borrowings, net of re-payment, by 5,121 million. The increase in short term borrowings was primarily for meeting our working capital requirements.
•	The repayment in full of long term debt of 885 million during the year ended March 31, 2011, which had been outstanding and had required debt service during the six months ended September 30, 2010.
•
No sums were paid to acquire non-controlling interests during the six months ended September 30, 2011. In contrast, we paid 524 million to acquire non-controlling interests during the six months ended September 30, 2010.

Principal Debt Obligations
The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of September 30, 2011:

Debt	Principal Amount			Interest Rate
	( in millions, U.S.$ in millions )

Short-term borrowings from banks (for working capital)	24,637	U.S.$	502	Rupee borrowings - 0%
				Foreign currency borrowings — LIBOR+ 70-185 bps
				EURIBOR+60-140 bps
				(6.39% to 20%)

Borrowings on transfer of receivables (factoring)	1,342	U.S.$	27	LIBOR+125 bps (6%)

Bonus debentures	5,035	U.S.$	103	9.25%

ITEM 4.	RECENT DEVELOPMENTS
Olanzapine approval
On October 24, 2011, we received an approval and were awarded a 180-day period of marketing exclusivity from the U.S. FDA for olanzapine 20 mg tablets (our generic version of Eli Lilly’s Zyprexa® 20 mg). The U.S. FDA has also awarded a 180-day period of marketing exclusivity to Teva Pharmaceuticals Inc. (“Teva”) for its olanzapine tablets in 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg dosages. Pursuant to a commercialization, manufacture and supply agreement (the “Supply Agreement”) which we entered into with Teva in April 2011, Teva will distribute olanzapine 20 mg tablets in the United States and we will manufacture and supply Teva with such olanzapine 20 mg tablets. In addition, as per the terms of the Supply Agreement, we will launch our 2.5 mg, 5 mg, 7.5 mg, 10 mg, 15 mg and 20 mg of olanzapine tablets upon expiration of the 180-day exclusivity period. Accordingly, on October 24, 2011, sales of the olanzapine 20 mg tablets along with other strengths were launched by Teva in the United States in accordance with the Supply Agreement.
National Pharmaceutical Pricing Policy in India
In October 2011, the Department of Pharmaceuticals of the Government of India circulated a draft of National Pharmaceutical Pricing Policy 2011, which proposes to replace the existing price control regime and intends to increase the availability of affordable healthcare. The draft policy seeks to change the control mechanism from the existing “cost based” approach towards that of a market based “ceiling price” approach. Under this new market based approach, a ceiling price would apply based upon readily monitorable market based data and, in some cases, based on the weighted average price of the top 3 brands in a segment. Prices would be allowed to be revised annually up to the limit of the change in the Indian wholesale price index for manufactured goods. In the event of a decline in such index, a corresponding reduction in the ceiling price will be mandatory.
The draft policy seeks to broaden the scope of medicines under price control, as the list of drugs proposed to be regulated by this draft policy includes all of the 348 essential drugs listed in the National List of Essential Medicines, as compared to the 74 bulk drugs which are included in the present policy regime. It is estimated that the new policy in its proposed form would subject to pricing control medicines representing approximately 60% of the Indian formulations market (measured by revenues), as compared to approximately 20% under the existing regime. The draft policy is currently open for comments until November 30, 2011. Various pharmaceutical industry representatives are expected to comment on the draft policy in order to promote a comprehensive approach that is in the interest of all stakeholders and does not impede the growth and development of the Indian pharmaceutical industry or have a long-term negative impact on India’s health care goals. We are evaluating the impact of the draft policy on our business in India.

New federal law on fundamentals of public health protection in Russia
The Russian Federation passed a new federal law on fundamentals of public health protection on November 1, 2011 which will be implemented as of January 1, 2012. The new law, among other things:
•
prohibits medical practitioners from receiving from pharmaceutical companies gifts, cash, payment for entertainment, leisure, travel to holiday resorts, and samples of medicines and products for delivery to patients;

•	prohibits medical practitioners from lecturing and participating in (but not attending) seminars sponsored by pharmaceutical companies; and
•	imposes new conflict of interest definitions and standards.
The new law permits pharmaceutical companies to visit health care professionals during clinical trials in order to improve the professional skills of the practitioners, as well as to collect information on side effects relating to treatments and medicines. It also permits health care professionals to enter into contracts to conduct educational and scientific activities.
Under the new law, Russian Federation medical care is provided according to procedures and standards for rendering medical care. The medical care standards are in line with the guidelines given by the World Health Organization for medicines usage and therapeutic chemical classification. For a medical practitioner to prescribe a drug or medical product not included in the medical care standards under a specific prognosis, they will need to obtain a decision from a health commission run by the head of the medical institution or deputies.
The Company has in place existing policies and procedures regulating interaction between the Company’s employees and medical practitioners. These policies will need to be aligned with the new Russian Federation law.

ITEM 5.	EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: December 12, 2011	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary